Public Service Company of New Hampshire and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months
	Ended
	September 30,	For the Years Ended December 31,
(Thousands of Dollars)	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$84,955	$111,397	$96,882	$100,267	$90,067	$65,570
Income tax expense	52,199	71,101	60,993	49,945	50,801	31,990
Equity in earnings of regional nuclear generating companies	(5)	(12)	(8)	(7)	(23)	(50)
Dividends received from regional equity investees	-	42	-	-	80	220
Fixed charges, as below	34,966	47,318	52,769	52,111	54,721	51,227
Less: Interest capitalized (including AFUDC)	(489)	(500)	(1,579)	(7,064)	(6,621)	(3,138)
Total earnings, as defined	$171,626	$229,346	$209,057	$195,252	$189,025	$145,819

Fixed charges, as defined:
Interest on long-term debt (a)	$33,812	$44,370	$46,228	$36,832	$36,220	$33,045
Interest on rate reduction bonds	-	(154)	2,687	6,276	9,660	13,128
Other interest (b)	183	1,960	1,313	1,039	1,187	316
Rental interest factor	482	642	962	900	1,033	1,600
Interest capitalized (including AFUDC)	489	500	1,579	7,064	6,621	3,138
Total fixed charges, as defined	$34,966	$47,318	$52,769	$52,111	$54,721	$51,227

Ratio of Earnings to Fixed Charges	4.91	4.85	3.96	3.75	3.45	2.85

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2011, 2010 and 2009, other interest includes interest related to accounting for uncertain tax positions.